CUSIP No. G6674U 108	13G	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2*

NovoCure Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6674U 108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. G6674U 108	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Doyle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,929,589 (see Item 4(a))
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,929,589 (see Item 4(a))
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,929,589 (see Item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.5% (see Item 4(b))
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. G6674U 108	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WFD Ventures Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,589,468 (see Item 4(a))
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,589,468 (see Item 4(a))
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,589,468 (see Item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.8% (see Item 4(b))
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

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CUSIP No. G6674U 108	13G	Page 4 of 7 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

NovoCure Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Le Masurier House, La Rue Le Masurier, St. Helier, Jersey JE2 4YE

Item 2(a).	Name of Persons Filing:

This statement is filed by:

•	William F. Doyle

•	WFD Ventures Fund II, L.P.

William F. Doyle and WFD Ventures Fund II, L.P. have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Mr. Doyle and WFD Ventures Fund II, L.P.:

c/o Novocure Inc., 20 Valley Stream Pkwy, Suite 300, Malvern, PA 19355

Item 2(c).	Citizenship:

For WFD Ventures Fund II, L.P., Grand Cayman. Mr. Doyle is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e).	CUSIP Number:

G6674U 108

Item 3.	Not applicable.

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CUSIP No. G6674U 108	13G	Page 5 of 7 Pages

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 84,426,720 Ordinary Shares outstanding on January 19, 2016 as indicated to each Reporting Person by the Issuer.

The Ordinary Shares to which Mr. Doyle has sole voting or dispositive power consist of (i) 78,731 Ordinary Shares held by Mr. Doyle; (ii) 18,726 Ordinary Shares underlying warrants exercisable that are held by Mr. Doyle; (iii) 18,531,923 Ordinary Shares held by WFD Ventures Fund II, L.P.; (iv) 2,057,545 Ordinary Shares underlying warrants exercisable that are held by WFD Ventures Fund II, L.P.; and (v) 2,242,664 Ordinary Shares held by WFD Ventures Fund A, LLC.

The Ordinary Shares to which WFD Ventures Fund II, L.P. has sole voting or dispositive power consist of (i) 18,531,923 Ordinary Shares held by WFD Ventures Fund II, L.P.; and (ii) 2,057,545 Ordinary Shares underlying warrants exercisable that are held by WFD Ventures Fund II, L.P.

Mr. Doyle is a managing director of WFD Ventures LLC, the sole member of WFD-GP II LLC, which is the general partner of WFD Ventures Fund II, L.P. Mr. Doyle possesses sole voting and investment power over shares owned by WFD Ventures Fund II, L.P. (subject to certain rights of the advisory board of WFD Ventures Fund II, L.P. to approve sales of any of the shares owned by WFD Ventures Fund II, L.P.).

WFD Ventures LLC is the managing member of WFD Ventures Fund A, LLC. Mr. Doyle possesses sole voting and investment power over shares owned by WFD Ventures Fund A, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

WFD Ventures Fund A, LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares that are held by WFD Ventures Fund A, LLC (the “Economic Interest”) reported as beneficially owned by Mr. Doyle. The Economic Interest does not exceed five percent of the Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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CUSIP No. G6674U 108	13G	Page 6 of 7 Pages

Item 10.	Certification.

Not applicable.

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CUSIP No. G6674U 108	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

WILLIAM F. DOYLE

By:	/s/ William F. Doyle
Name: William F. Doyle

WFD VENTURES FUND II, L.P.

By:	WFD-GP II LLC, its General Partner

By:	WFD Ventures LLC, its Sole Member

/s/ William F. Doyle
Name: William F. Doyle
Title: Managing Director

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